UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

GOODRX HOLDINGS, INC.
(Name of Issuer)

Class A Common Stock, $0.0001 par value
 (Title of Class of Securities)

38246G108
 (CUSIP Number)

December 31, 2020

 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 10 Pages
Exhibit Index: Page 9

CUSIP No. 38246G108	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS
LIGHT STREET CAPITAL MANAGEMENT, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,030,847

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,030,847

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,030,847

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

CUSIP No. 38246G108	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS
GLEN THOMAS KACHER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,030,847

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,030,847

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,030,847

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

CUSIP No. 38246G108	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS
LIGHT STREET MERCURY MASTER FUND, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,900,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,900,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,900,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, PN

CUSIP No. 38246G108	Page 5 of 10 Pages

Item 1(a).	Name of Issuer:
GoodRx Holdings, Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices:
233 Wilshire Blvd., Suite 990, Santa Monica, CA 90401
Item 2(a).	Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
i)	Light Street Capital Management, LLC (“LSCM”);
ii)	Glen Thomas Kacher (“Mr. Kacher”); and
iii)	Light Street Mercury Master Fund, L.P. (“Mercury”).

This Statement relates to Shares (as defined herein), held for the account of Mercury, an exempted limited partnership in the Cayman Islands, and Light Street Tungsten Master Fund, L.P., an exempted limited partnership in the Cayman Islands (“Tungsten”). LSCM serves as investment adviser and general partner to each of Mercury and Tungsten, and, in such capacities, exercises voting and investment power over the Shares held in the accounts for each of Mercury and Tungsten. Mr. Kacher is the Chief Investment Officer of LSCM.
Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 525 University Avenue, Suite 300, Palo Alto, CA 94301.
Item 2(c).	Citizenship:

i)	LSCM is a limited liability company incorporated in Delaware;
ii)	Mr. Kacher is a citizen of the United States of America; and
iii)	Mercury is an exempted limited partnership in the Cayman Islands.

Item 2(d).	Title of Class of Securities:

Class A common stock, $0.0001 par value (“Shares”)

Item 2(e).	CUSIP Number:

38246G108
Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

CUSIP No. 38246G108	Page 6 of 10 Pages

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

As of December 31, 2020, each of the Reporting Persons may be deemed the beneficial owner of 2,030,847 Shares. This amount consists of: (A) 1,900,000 Shares held for the account of Mercury; and (B) 130,847 Shares held for the account of Tungsten.
Item 4(b).	Percent of Class:

As of December 31, 2020, each of LSCM and Mr. Kacher may be deemed the beneficial owner of approximately 4.5% of Shares outstanding. (These percentages are based on 45,000,062 Shares outstanding as of December 17, 2020, as reported in the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on December 21, 2020.)

Item 4(c).	Number of Shares as to which such person has:

LSCM and Mr. Kacher: (i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	2,030,847
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	2,030,847
Mercury: (i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	1,900,000
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	1,900,000

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

CUSIP No. 38246G108	Page 7 of 10 Pages

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 38246G108	Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Light Street Capital Management, LLC

By:	/s/ Theo J. Robins
Theo J. Robins
Chief Compliance Officer

Glen Thomas Kacher

By:	/s/ Glen Thomas Kacher

Light Street Mercury Master Fund, L.P.

	By:	Light Street Capital Management, LLC
	By:	/s/ Theo J. Robins
Theo J. Robins
Chief Compliance Officer

February 16, 2021

CUSIP No. 38246G108	Page 9 of 10 Pages

EXHIBIT INDEX

Ex.		Page No.

A	Joint Filing Agreement	10

CUSIP No. 38246G108	Page 10 of 10 Pages

EXHIBIT A
JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13G with respect to the Class A Common Stock of GoodRx Holdings, Inc. dated as of February 16, 2021 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
Light Street Capital Management, LLC

By:	/s/ Theo J. Robins
Theo J. Robins
Chief Compliance Officer

Glen Thomas Kacher

By:	/s/ Glen Thomas Kacher

Light Street Mercury Master Fund, L.P.

	By:	Light Street Capital Management, LLC
	By:	/s/ Theo J. Robins
Theo J. Robins
Chief Compliance Officer

February 16, 2021